EXHIBIT 99.4

OPTION AGREEMENT

THIS AGREEMENT, dated and effective as of the 9th day of March 2007, by and among The Schmidt Family Trust dated September 29, 1982, Marvin L. and Judean A. Schmidt, as Trustees (collectively, “Grantors” and individually, “Grantor”), Ronald D. Hunter (“Hunter”), 10689 N. Pennsylvania St., Indianapolis, IN 46280, Mark B.L. Long (“Long”), 10689 N. Pennsylvania St., Indianapolis, IN 46280 and Martial R. Knieser, M.D. (“Knieser”) 10689 N. Pennsylvania St., Indianapolis, IN 46280,

W I T N E S S E T H T H A T:

WHEREAS, Grantors own 17,000,000 common shares (the “Grantor Shares”) of Standard Management Corporation, an Indiana corporation (“SMAN”); and

WHEREAS, Hunter desires to obtain an option to purchase 3,000,000 of the Grantor Shares (the “Hunter Shares”), Long desires to obtain an option to purchase 1,000,000 of the Grantor Shares (the “Long Shares”) and Knieser desires to obtain an option to purchase 1,000,00 of the Grantor Shares (the “Knieser Shares” and, together with the Hunter Shares and the Long Shares, the “Option Shares”) on the terms and conditions set forth in this Agreement and Grantor desires to grant to Hunter, Long and Knieser (collectively, the “Grantees”) the right to purchase the Hunter Shares, the Long Shares and the Knieser Shares, respectively, on those terms and conditions;

NOW, THEREFORE, in consideration of the promises, the mutual covenants herein contained and each act done pursuant hereto, the parties hereby agree as follows:

1.          Grant of Option to Purchase Option Shares. Pursuant to this Agreement, Grantor hereby grants to Hunter the right and privilege to purchase the Hunter Shares (the “Hunter Option”), to Long the right and privilege to purchase the Long Shares (the “Long Option”) and to Knieser the right and privilege to purchase the Knieser Shares (the “Knieser Option”, and together with the Hunter Option and the Long Option, the “Option Rights”) during the period set forth in Section 2 of this Agreement at the price set forth in Section 4 of this Agreement.

2.        Period During Which Option Right May Be Exercised; Termination of Option Period. The Option Rights may be exercised within twenty-four (24) months after the date of execution of this Agreement; provided, however, that the period (the "Option Period") during which the Option Right may be exercised shall terminate at such time as the Option Right has been fully exercised.

                3.        Adjustments. If any stock dividend shall be declared upon SMAN’s issued and outstanding common shares, or if such shares shall be subdivided, consolidated or changed to other securities of SMAN, or in the event of any like adjustment or change in SMAN’s capitalization, then the Hunter Shares, Long Shares and Knieser Shares shall, if the occurrence of the event would have resulted in a change in the number and/or kind of such shares had they been then outstanding, be similarly adjusted in number and/or kind, with the nature and extent of any such adjustments to be determined by treating the Hunter Shares, Long Shares and Knieser Shares as being outstanding at the time of and immediately prior to the occurrence of the event, and the purchase price to be paid for the Hunter Shares, Long Shares and Knieser Shares shall be appropriately changed to give effect to any such adjustment.

4.          Option Price. The price at which the Option Rights may be exercised is Twenty Cents ($0.20) per share (the "Option Price").

5.        How Exercised. The Option Rights may be exercised by giving Grantor written notice of an intention to purchase all or part of the Hunter Shares, Long Shares and Knieser Shares, as applicable. Such notice shall state the number of shares in respect of which the Option Right is being exercised and shall be signed by the Hunter, Long or Knieser, as applicable (the “Purchaser”). At the expiration of 15 days after any such written notice is received by Grantor, or at such other time as may be mutually agreed upon, Grantor shall deliver to the Purchaser a certificate representing the portion of the Grantor Shares intended to be purchased, endorsed to the Purchaser or accompanied by an executed stock power assigning the purchased shares to the Purchaser, in exchange for a certified check reflecting payment of the Option Price for the shares of Grantor Stock being acquired. The mailing or delivery of any such notice shall constitute an exercise of the Option Right obligating the Purchaser to purchase and pay for the portion of the Grantor Shares designated therein.

6.        Representations and Warranties of Grantor. Grantor represents and warrants to the Purchasers that Grantor has good and marketable title to the Grantor Shares, and can transfer the shares subject to the Hunter Option, the Long Option and Knieser Option on exercise of the applicable Option Right free and clear of any lien or other claims.

7.          Restrictive Legend. Grantor agrees to the placement of the following legend on a certificate or certificates representing a number of the Grantor Shares equal to the full number of Hunter Shares, Long Shares and Knieser Shares:

“The Shares represented by this certificate are subject to an Option Agreement dated March _, 2007, by and among Sam Schmidt, Ronald D. Hunter, Mark B.L. Long and Martial R. Knieser, M.D.”

8.          Acknowledgement of Grantees. Each of the Grantees understands and acknowledges that the Option Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities law, are being offered for sale by the Grantor in transactions not requiring registration under the Securities Act and that such exemption depends, in part, upon the Grantee having such knowledge and experience in business and investment matters that he is able to evaluate the merits and risks of owning the Option Shares. Each Grantee further understands and agrees that the Option Shares may not be offered, sold, pledged, or otherwise transferred by the Grantee except in compliance with the registration requirements of the Securities Act or any other applicable securities laws, pursuant to an exemption therefrom or in a transaction not subject thereto.

9.          Representations and Warranties of Grantees. Each Grantee represents and warrants that it is purchasing the applicable Option Shares for its own account, for investment, and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws, subject to any requirement of law that the disposition of its property be at all times within its control and subject to its ability to resell such Option Shares pursuant to an effective registration statement under the Securities Act or an exemption from registration available under the Securities Act or any other applicable securities law.

10.        Controlling Law. This Agreement is to be governed and controlled by the laws of the State of Indiana.

11.      Binding Upon Successors; No Assignment. This Agreement shall inure to the benefit of and be binding upon the parties and or any successors or assigns of either of them; provided, however, that no Grantee shall be permitted to assign his rights under this Agreement without the prior, written consent of Grantors.

12.       Notices. Any notice required hereunder shall be sufficiently given if in writing and delivered personally to the party to whom notice is sent or sent by first class mail to the address set forth in the introductory paragraph.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

/s/ Ronald D. Hunter

Ronald D. Hunter

/s/ Mark B.L. Long	/s/ Martial R. Knieser, M.D.
Mark B.L. Long	Martial R. Knieser, M.D.

/s/ Marvin L. Schmidt	/s/ Judean A. Schmidt

The Schmidt Family Trust dated September 29, 1982

Marvin L. and Judean A. Schmidt, as Trustees

852107_3

4